Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "NOVART DIGITAL INC." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE SIXTEENTH DAY OF NOVEMBER, A.D. 2020.

Jeffrey W. Bullock, Secretary of State

6592456 8300

SR# 20208377429

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 204071382

Date: 11-16-20

WRITTEN CONSENT TO ACTION WITHOUT MEETING OF THE DIRECTORS OF
HELPONN, INC.
A DELAWARE CORPORATION

The undersigned, being all of the duly appointed and acting members of the Board of Directors of Helponn, Inc., a Delaware corporation, do hereby consent to the adoption of, and do hereby adopt, the following resolutions with the same force and effect as if adopted at a meeting of the Board of Directors duly called and held, pursuant to Delaware Business Corporation Act and pursuant to the bylaws of the Corporation.

1. APPROVAL TO AUTHORIZE CHANGE OF NAME OF THE CORPORATION

WHEREAS, it is in the best interests of the Corporation to rename the Corporation to Novart Digital Inc.;

RESOLVED, that the Board of Directors hereby approves the renaming of the Corporation to Novart Digital Inc.

2. AUTHORIZATION OF CORPORATE ACTIONS

RESOLVED THAT each officer of the Corporation is hereby authorized and directed to do and perform, or cause to be done and performed, all such acts, deeds and things and to make, execute and deliver, or cause to be made, executed and delivered, all such agreements, undertakings, documents, instruments or certificates in the name and on behalf of the Corporation or otherwise as each such officer may deem necessary or appropriate to effectuate or carry out fully the purpose and intent of the foregoing resolutions and any of the transactions contemplated thereby.

All actions heretofore taken by any director or officer of the Corporation in connection with any matter referred to in the foregoing resolutions are hereby approved, ratified and confirmed in all respects.

The secretary and any assistant secretary of the Corporation or any other officer of the Corporation, is hereby authorized to certify and deliver, to any person to whom such certification and delivery may be deemed necessary or appropriate in the opinion or such officer, a true copy of the foregoing resolutions.

Approval

Dated: October 12, 2020

The undersigned, being all the directors of Helponn, Inc., waive the required notice of meeting and consent to all actions taken hereby.

_____
Mehmet Enes Kutluca, President

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Helponn, Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " I, IV. " so that, as amended, said Article shall be and read as follows:

Article I) The name of the Corporation is The Corporation is Novart Digital Inc.

Article IV) The total amount of stock this corporation is authorized to issue is two classes of stock authorized to issue two classes of stock to be designed, respectively, "***Common Stock***" and "***Preferred Stock***". The total number of shares which the Corporation is authorized to issue is 101,000,000 shares, each with a par value of $0.00001 per share. 100,000,000 shares shall be Common Stock, and 1,000,000 shares shall be Preferred Stock.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 30th day of October, 20 20.

By: [signature]
Authorized Officer

Title: DIRECTOR/FOUNDER

Name: MEHMET ENES KUTLUCA
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:50 PM 11/02/2020
FILED 02:50 PM 11/02/2020
SR 20208172777 - File Number 6592456

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "HELPONN, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF OCTOBER, A.D. 2017, AT 1:42 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

6592456 8100
SR# 20176782740

Authentication: 203458695
Date: 10-25-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:42 PM 10/25/2017
FILED 01:42 PM 10/25/2017
SR 20176782740 - File Number 6592456

CERTIFICATE OF INCORPORATION
OF
HELPONN, INC.

ARTICLE I

The name of the corporation is Helponn, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 2035 Sunset Lake Road, Suite B-2, in the city of Newark, zip code 19702 and county of New Castle. The name of its registered agent at such address is Rocket Lawyer Corporate Services LLC.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is 10000000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII

The powers of the incorporator are to terminate upon the filing of this Certificate of Incorporation. The name and mailing address of the person who is to serve as the initial director of the Corporation until the first annual meeting of stockholders of the Corporation, or until their successor is elected and qualified, are:

Mehmet Enes Kutluca
Azure Residences 305 Palm Jumeirah
Dubai 17777
United Arab Emirates

ARTICLE IX

The name and mailing address of the incorporator are as follows:

Mehmet Enes Kutluca
Azure Residences 305 Palm Jumeirah
Dubai 17777
United Arab Emirates

Executed on   10/25/2017

DocuSigned by:

[signature]

38E3C9C25CE34B2...

Mehmet Enes Kutluca, Incorporator

WRITTEN CONSENT TO ACTION WITHOUT MEETING OF BOARD OF DIRECTORS OF
Helponn, Inc.
A DELAWARE CORPORATION

The undersigned, being all of the duly appointed and acting members of the Board of Directors of Helponn, Inc., a Delaware corporation (the "Company"), do hereby consent to the adoption of and do hereby adopt, the following resolutions with the same force and effect as if adopted at a meeting of the Board of Directors duly called and held, pursuant to the Delaware Business Corporation Act and pursuant to the bylaws of the Corporation.

1. APPOINTMENT OF NEW BOARD MEMBERS

WHEREAS, Max Khan has consented in writing to act as a director of the Corporation;

RESOLVED, effective August 24, 2020, the Board hereby appoints Max Khan as a director of the Corporation, to serve until the next annual meeting or until removed by other action as stated in the Corporation's bylaws.

2. APPOINTMENT OF NEW OFFICERS

WHEREAS, Max Khan has consented in writing to act as Chief Executive Officer of the Corporation;

RESOLVED, effective August 24, 2020 the Board hereby appoints Max Khan as Chief Executive Officer of the Corporation.

AUTHORIZATION OF CORPORATE ACTIONS

RESOLVED THAT each officer of the Corporation is hereby authorized and directed to do and perform, or cause to be done and performed, all such acts, deeds and things and to make execute and deliver, or cause to be made, executed and delivered, all such agreements, undertakings, documents, instruments or certificates in the name and on behalf of the Corporation or otherwise as each such officer may deem necessary or appropriate to effectuate or carry out fully the purpose and intent of the foregoing resolutions and any of the transactions contemplated thereby.

All actions heretofore taken by any director or officer of the Corporation in connection with any matter referred to in the foregoing resolutions are hereby approved, ratified and confirmed in all respects.
The secretary and any assistant secretary of the Corporation or any other office of the Corporation, is hereby authorized to certify and deliver, to any person to whom such certification and delivery may be deemed necessary or appropriate in the opinion or such officer, a true copy of the foregoing resolutions.

Approval

Dated: August 24, 2020

The undersigned, being all the directors of Helponn, Inc., waive the required notice of meeting and consent to all actions taken hereby.

_____
Mehmet Enes Kutluca, President, Director

WRITTEN CONSENT TO ACTION WITHOUT MEETING OF THE DIRECTORS OF
HELPONN, INC.
A DELAWARE CORPORATION

The undersigned, being all of the duly appointed and acting members of the Board of Directors of Helponn, Inc., a Delaware corporation, do hereby consent to the adoption of, and do hereby adopt, the following resolutions with the same force and effect as if adopted at a meeting of the Board of Directors duly called and held, pursuant to Delaware Business Corporation Act and pursuant to the bylaws of the Corporation.

1. APPROVAL INCREASE OFAUTHORIZED SHARES

WHEREAS, it is in the best interests of the Corporation to increase its authorized shares from 10,000,000 shares to 100,000,000 shares;

RESOLVED, that the Board of Directors hereby approves the increase in Authorized shares to 100,000,000 shares.

2. APPROVAL TO CHANGE PAR VALUE OF COMMON STOCK

WHEREAS, it is in the best interest of the Corporation to change common stock Par value from $0.0001 to $0.00:

RESOLVED, that the Board of Directors hereby approves the reduction of the Common Stock par value t0 $0.001

3. AUTHORIZATION OF CORPORATE ACTIONS

RESOLVED THAT each officer of the Corporation is hereby authorized and directed to do and perform, or cause to be done and performed, all such acts, deeds and things and to make, execute and deliver, or cause to be made, executed and delivered, all such agreements, undertakings, documents, instruments or certificates in the name and on behalf of the Corporation or otherwise as each such officer may deem necessary or appropriate to effectuate or carry out fully the purpose and intent of the foregoing resolutions and any of the transactions contemplated thereby.

All actions heretofore taken by any director or officer of the Corporation in connection with any matter referred to in the foregoing resolutions are hereby approved, ratified and confirmed in all respects.

The secretary and any assistant secretary of the Corporation or any other officer of the Corporation, is hereby authorized to certify and deliver, to any person to whom such certification and delivery may be deemed necessary or appropriate in the opinion or such officer, a true copy of the foregoing resolutions.

Approval

Dated: August 24, 2020

The undersigned, being all the directors of Helponn, Inc., waive the required notice of meeting and consent to all actions taken hereby.

_____
Mehmet Enes Kutluca, President

WRITTEN CONSENT TO ACTION WITHOUT MEETING OF BOARD OF DIRECTORS OF
Helponn, Inc.
A DELAWARE CORPORATION

The undersigned, being all of the duly appointed and acting members of the Board of Directors of Helponn, Inc., a Delaware corporation (the "Company"), do hereby consent to the adoption of and do hereby adopt, the following resolutions with the same force and effect as if adopted at a meeting of the Board of Directors duly called and held, pursuant to the Delaware Business Corporation Act and pursuant to the bylaws of the Corporation.

1. APPOINTMENT OF NEW BOARD MEMBERS

WHEREAS, Max Khan has consented in writing to act as a director of the Corporation;

RESOLVED, effective August 24, 2020, the Board hereby appoints Max Khan as a director of the Corporation, to serve until the next annual meeting or until removed by other action as stated in the Corporation's bylaws.

2. APPOINTMENT OF NEW OFFICERS

WHEREAS, Max Khan has consented in writing to act as Chief Executive Officer of the Corporation;

RESOLVED, effective August 24, 2020 the Board hereby appoints Max Khan as Chief Executive Officer of the Corporation.

AUTHORIZATION OF CORPORATE ACTIONS

RESOLVED THAT each officer of the Corporation is hereby authorized and directed to do and perform, or cause to be done and performed, all such acts, deeds and things and to make execute and deliver, or cause to be made, executed and delivered, all such agreements, undertakings, documents, instruments or certificates in the name and on behalf of the Corporation or otherwise as each such officer may deem necessary or appropriate to effectuate or carry out fully the purpose and intent of the foregoing resolutions and any of the transactions contemplated thereby.

All actions heretofore taken by any director or officer of the Corporation in connection with any matter referred to in the foregoing resolutions are hereby approved, ratified and confirmed in all respects.

The secretary and any assistant secretary of the Corporation or any other office of the Corporation, is hereby authorized to certify and deliver, to any person to whom such certification and delivery may be deemed necessary or appropriate in the opinion or such officer, a true copy of the foregoing resolutions.

Approval

Dated: August 24, 2020

The undersigned, being all the directors of Helponn, Inc., waive the required notice of meeting and consent to all actions taken hereby.

_____
Mehmet Enes Kutluca, President, Director